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                                                                    EXHIBIT 99.1

                                                           [English Translation]
                                                                   July 10, 2003
                                                            Notice of Correction



                              HANARO TELECOM, INC.

1.  Disclosure subject to correction: the resolution of the Board of Directors
    ("BOD") on new rights issue

2.  Date of previous disclosure: July 8, 2003

3.  Reason for correction: error in writing

4.  Details of correction:


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
                                          Before                                    After
                          --------------------------------         --------------------------------------
Type of issue             Primary offering to shareholders         Public offering after primary offering
                                                                   to shareholders
